Exhibit 12.1

Statement Setting Forth Detail for Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year ended December 31,					Nine Months Ended
	1999	2000	2001	2002	2003	September 30, 2004

Interest expense	$2,185	$6,333	$8,065	$4,585	$3,384	$2,415

Income before income taxes	492	(330)	5,664	11,322	12,626	11,048

Ratio of earnings to fixed charges (1)	1.2	—	1.7	3.5	4.7	5.6

(1)     Ratio of income before taxes plus interest expense to interest expense. For the year ended December 31, 2002, we had a deficiency to cover fixed charges of $330,000.